EXHIBIT 99.2

KPMG LLP

205 5th Avenue SW

Suite 3100

Calgary AB T2P 4B9

Tel (403) 691-8000

Fax (403) 691-8008

www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

The Board of Directors of Cenovus Energy Inc.

We, consent to the use of our report dated February 8, 2021, on the consolidated financial statements of Husky Energy Inc. (“Husky”), which comprise the consolidated balance sheets as of December 31, 2020 and 2019, the related consolidated statements of loss, comprehensive loss, changes in shareholders’ equity and cash flows for each of the years then ended, and the related notes, which is incorporated by reference in the Registration Statement on Form F-10 of Cenovus Energy Inc. (“Cenovus”) dated September 19, 2019 filed with the Securities and Exchange Commission (File No. 333-233702).

We, consent to the use of our report dated February 26, 2020, on the consolidated financial statements of Husky, which comprise the consolidated balance sheets as of December 31, 2019 and 2018, the related consolidated statements of income (loss), comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the years then ended, and the related notes, which is incorporated by reference in the Registration Statement on Form F-10 of Cenovus dated September 19, 2019 filed with the Securities and Exchange Commission (File No. 333-233702).

We also consent to the reference to our firm under the heading “Auditors” in the prospectus supplement dated September 9, 2021 to the base shelf prospectus included in the Registration Statement on Form F-10 of Cenovus dated September 19, 2019 filed with the Securities and Exchange Commission (File No. 333-233702).

/s/ KPMG LLP

Chartered Professional Accountants

September 9, 2021

Calgary, Canada

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. KPMG Canada provides services to KPMG LLP.